UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2025
Commission File Number: 001-35771

GRANITE REAL ESTATE INVESTMENT TRUST
(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
        Form 20-F Form 40-F ☑

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

Exhibit 99.1 to this report on Form 6-K is hereby incorporated by reference into the registrants’ Registration Statement on Form S-8 (File No. 333-282651).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2025	GRANITE REAL ESTATE INVESTMENT TRUST
	By:	/s/Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

Exhibit 99.1    First Quarter 2025 Report to Unitholders, including the unaudited condensed consolidated combined financial statements and management’s discussion and analysis of results of operations and financial position for the period ended March 31, 2025.

Exhibit 99.2    Granite Announces First Quarter 2025 Results

Exhibit 99.3    Form 52-109F2 – Certification of Interim Filings – President and Chief Executive Officer

Exhibit 99.4    Form 52-109F2 – Certification of Interim Filings – Chief Financial Officer